Greene Concepts, Inc.

13195 U.S. Highway 221 N

Marion, North Carolina  28752

August 24, 2021

Sergio Chinos, Esq.

Staff Attorney

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Greene Concepts, Inc. Post-Qualification Amended Offering Statement on Form 1-A Filed July 21, 2021 File No. 024-11090

Dear Mr. Chinos,

On behalf of Greene Concepts, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Friday, August 27, 2021, or as soon thereafter as is practicable.

The Company is authorized to offer and sell its securities qualified under the offering statement pursuant to qualification, registration or exemption therefrom in at least one state.

Sincerely,

/s/ Leonard Greene

Leonard Greene

Chief Executive Officer

Greene Concepts, Inc.

STATE OF NEW YORK

OFFICE OF THE ATTORNEY GENERAL

LETITIA JAMES	(212) 416-8200	DIVISION OF ECONOMIC JUSTICE
ATTORNEY GENERAL		INVESTOR PROTECTION BUREAU

December 23, 2019

Bevilacqua PLLC

1050 Connecticut Avenue, N.W., Suite 500

Washington, DC 20036

Attn: Kathy Rasler

Entity Name:	Greene Concepts, Inc.
Date Recd:	12/5/2019
File Number:	S34-56-42
Registration Type:	M-11
Fee:	$1,200.00

Dear Sir/Madam:

This letter is to acknowledge the registration of Greene Concepts, Inc. and the receipt of the above filing fee.

The effective registration date is 12/5/2019.

Please note that your registration number MUST appear on all future correspondence.

Very truly yours,

INVESTOR PROTECTION BUREAU

THIS REGISTRATION EXPIRES FOUR YEARS
FROM THE EFFECTIVE REGISTRATION DATE.

28 LIBERTY STREET, NEW YORK, NY 10005 • PHONE (212) 416-8222 • WWW.AG.NY.GOV